

Jim Kitchen · 3rd

Technology Innovator & Entrepreneur, Visionary Strategy & Product Leader, IoT & Connected Home Specialist

Austin, Texas, United States · Contact info

500+ connections

Comcast

The University of Texas at Austin

Experience

Vice President of Product, Connected Home & IoT Devices
Comcast · Full-time
Mar 2017 – Present · 4 yrs 9 mos
Austin, Texas

Vice President of Product, Connected Home & IoT Devices

Co-Founder, Executive Vice President of Strategy & Ecosystem
Icontrol Networks · Full-time
Nov 2005 – Mar 2017 · 11 yrs 5 mos
Austin, TX

- Co-founded uControl, inc. 2005 which merged with iControl in 2010
- Innovated through long-term product strategy and ecosystem excellence
- Drove growth from a handful of developers and hardware engineers to over 300 employees
- Responsible for strategy and execution that put our products in over 4 million hor ...see more

Motive, Inc.
6 yrs 8 mos

Sr. Director, Product Marketing & Management
Full-time
Jun 2003 – Nov 2005 · 2 yrs 6 mos

-Responsible for end-to-end product definition, product marketing, collateral development, and overall product success for 3 of Motive's premiere products
-Handled market development of Motive's premiere emerging product lines in VoIP, IPTV, and portions of the mobile market effort ...see more

Sr. Director, Consulting Services
Full-time
Apr 1999 – Jun 2003 · 4 yrs 3 mos

-Managerial and budgetary responsibility for an implementation team of 50+ employees with yearly revenues averaging about 14 million
-This team was the most profitable portion of Motive while under my management
-Team performed over 220 implementation cycles with the world's largest tier 1 an ...see more

Founder & CEO
Extreme Data Systems · Full-time
Sep 1997 – Apr 1999 · 1 yr 8 mos
Westlake Village, CA

-Founded to bring high-performance interactive website capabilities to enable a new class of high-traffic sites the ability to keep up with demands
-Created credit-card clearing/processing platform which successfully powered some of largest pay-based websites at the time ...see more

Vice President, Software Development

Snapshot, Inc · Full-time
1995 – 1997 · 2 yrs

-Implemented one of the first real-time financial information and news web sites online in 1995
-Managed a team of 10 developers and 5 contractors
-First company to negotiate per-quote fees for real-time exchange data

Education

The University of Texas at Austin
Computer Science, Language
1992 – 1995